Filed by SunTrust Banks, Inc.
pursuant to Rule 425
under the Securities Act of
1933, as amended and deemed
filed under Rule 14a-6
under the Securities Exchange Act
of 1934, as amended
Subject Company: GB&T Bancshares Inc.
Exchange Act File Number of
Subject Company: 000-24203

News Release

Contact:	SunTrust	GB&T Bancshares, Inc.
	Mike McCoy	Mike Banks
	(404) 588-7230	(678) 450-3480
For Immediate Release
April 10, 2008
SunTrust, GB&T Announce Post-Merger Advisory Boards and Branch
Configuration
Gainesville, Ga. — SunTrust Banks, Inc. (NYSE: STI) and GB&T Bancshares, Inc. (NASDAQ: GBTB) today announced advisory board of director appointments as well as the branch configuration for key banking markets in the companies’ combined, post-merger geographic “footprint.”
     According to Gary Peacock, Jr., president and CEO of SunTrust Bank, Atlanta, and Richard Hunt, president and CEO of GB&T Bancshares, Inc., the changes will take effect upon completion of the companies’ previously announced merger. Messrs. Peacock and Hunt also noted that the overall merger integration planning is currently “on track, on target and on schedule.” The transaction remains subject to approval by GB&T shareholders and other customary closing conditions. The parties expect the transaction to close in the second quarter of 2008.
     Four members of the GB&T Bancshares, Inc. Board of Directors — Lowell S. (Casey) Cagle, John W. Darden, Richard Hunt and Philip Wilheit — will join the Advisory Board of Directors for SunTrust Bank, Gainesville.

     Daniel B. Simon, III, currently a member of the United Bank & Trust Board of Directors, will join the advisory board of SunTrust Bank, Northwest Georgia.
     “The Advisory Boards of Directors underscore SunTrust’s commitment to local decision-making by providing our bankers with market information and guidance in business acquisition efforts in the communities we serve,” said Gary Peacock.
     Upon completion of the merger, the GB&T Bancshares franchise would be integrated primarily into SunTrust’s Atlanta banking region which currently operates 212 branches in metro Atlanta and surrounding counties including major presences in both Gainesville and Athens, Georgia. GB&T’s First National Bank of the South will be primarily integrated into SunTrust’s Georgia region, and United Bank and Trust will become part of SunTrust’s Chattanooga region. The companies also reiterated that they have offered comparable positions to essentially all GB&T Bancshares’ retail and commercial client contact employees.
     The companies expect 13 branches — 8 GB&T Bancshares locations and 5 SunTrust branches — will be closed in late summer as part of the conversion of GB&T Bancshares’ branches to SunTrust systems. Most of the consolidating branches will be merged into existing GB&T Bancshares or SunTrust branches located within one mile.
     “We are committed to providing our customers with a seamless transition to SunTrust. Once the systems conversion is completed, our clients will enjoy access to more branches as well as expanded operating hours at many of our current locations,” said Mr. Hunt. “Although some branch consolidations are necessary, an extensive customer communication effort will take place, and in many cases customers can expect to see many of the same familiar employees in the new locations.
     Based in Gainesville, Georgia, GB&T Bancshares, Inc. is a multi-bank holding company operating seven community banks: Gainesville Bank & Trust, United Bank & Trust, Community Trust Bank, HomeTown Bank of Villa Rica, First National Bank of the South, First National Bank of Gwinnett, and Mountain State Bank. As of December 31, 2007, GB&T Bancshares had 35 banking offices located in 15 Georgia counties. GB&T Bancshares’ common stock is listed on the Nasdaq Global Select Market under the symbol “GBTB.” Visit GB&T’s web site at: http://www.gbtbancshares.com for additional information.

     SunTrust Banks, Inc., headquartered in Atlanta, is one of the nation’s largest banking organizations, serving a broad range of consumer, commercial, corporate and institutional clients. As of December 31, 2007, SunTrust had total assets of $179.6 billion and total deposits of $117.8 billion. The Company operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic states and a full array of technology-based, 24-hour delivery channels. The Company also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries, the Company provides mortgage banking, insurance, brokerage, investment management, equipment leasing and capital markets services. SunTrust’s Internet address is suntrust.com.
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Editor’s Note: Below is a list of Advisory Board Members and their professional affiliations, followed by a list of branches that will be consolidated.
SunTrust Bank, Gainesville Advisory Board of Directors
Lowell S. (Casey) Cagle, Lt. Governor,
State of Georgia
Dr. John W. Darden, Retired Medical Doctor
Edgar B. Dunlap II, Partner,
Whelchel, Dunlap, Jarrard and Walker, LLP
Attorneys at Law
Kathryn L. Dunlap, President and CEO,
Greater Hall Chamber of Commerce
Richard Hunt; President and Chief Executive Officer,
GB&T Bancshares, Inc.
John Nix; Managing Partner,
Bates, Carter and Company, LLP
Certified Public Accountants and Consultants
Charles E. Whalen, Jr.; Chairman,
The Warren Featherbone Foundation
Philip Wilheit; Chairman of the Board of Directors, GB&T Bancshares, Inc.
President, Wilheit Packaging, LLC.
SunTrust Bank, Northwest Georgia Advisory Board of Directors

Dr. Sidney Bell
Harbin Clinic
Harvey Burnes
Rome Manufacturing Company (Retired)
Michael Butler, President and CEO
SunTrust Bank, Chattanooga
Ed Cash
Cash Construction Company (Retired)
Charles Croft
Bartow Processing Inc. (Retired)
Janice Davis, Partner,
Whittington, Jones and Rudert
Ray Dempsey
Dempsey Auction Company
Kevin Evans, Vice President,
Evans Construction Company
Dr. Paul Ferguson
Harbin Clinic (Retired)
Dr. Dan Goldfaden
Harbin Clinic
John Graham III, Attorney,
McRae, Stegall, Peek, Harman, Smith and Manning LLP
Dr. Robert Hortman
Robert P. Hortman DMD
Don Keiser
SunTrust Bank (Retired)
John Maddox, President,
North Georgia Lift Truck
Jim Manis, President
Wheeler’s
Boyd Petit III, Attorney,
H. Boyd Petit, III PC
Larry Osborn
SunTrust Bank (Retired)
L.P. Roberts
A&L Shielding Inc. (Retired)
Dean Saville, President,
Coosa Steel Corporation
Daniel B. Simon, III
Daniel B. Simon III, PC

Matt Sirmans, President
Garner & Glover Insurance Company
Michael Tidwell, President
Bartow Precast Inc.
Brad White, President
SunTrust Bank, Northwest Georgia
Emeritus Members
Michael McDougald, Vice President
CFO Advertising Dynamics
Gardner Wright
Synthetic Industries, Inc. (Retired)
The following branches will be consolidated into nearby branches upon the conversion to SunTrust systems in late summer.
Gainesville Bank and Trust
2412 Old Cornelia Highway, Gainesville
475 Dawsonville Highway, Gainesville
500 Jesse Jewell Parkway, Gainesville
1210 Thompson Bridge Road, Gainesville
Hometown Bank
5875 Wendy Bagwell Parkway, Hiram
Community Trust Bank
3161 Cobb Parkway, Suite 100, Kennesaw,
United Bank and Trust
129 East Elm Street, Rockmart
2 North Dixie Ave., Cartersville
SunTrust
4190 Atlanta Highway, Bogart
725 N. Main St., Cedartown
6515 Sugarloaf Parkway, Duluth
1750 Powder Springs Road, Marietta
3626 Mundy Mill Rd., Gainesville.
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Information About Acquisition of GB&T Bancshares, Inc.
On November 2, 2007, SunTrust Banks, Inc. (NYSE: STI) and GB&T Bancshares, Inc. (NASDAQ: GBTB) announced the signing of a definitive agreement under which SunTrust will acquire GB&T (the “Agreement”). The Agreement provides that GB&T will merge with and into SunTrust, with SunTrust continuing as the surviving entity (the “Merger”), and that each issued and outstanding share of GB&T common stock (excluding shares owned by GB&T or SunTrust) will be converted into the right to receive 0.1562 shares of SunTrust common stock (the “Exchange Ratio”). Cash will be paid in lieu of fractional shares.
Where You Can Find Additional Information About The Merger
The proposed Merger will be submitted to GB&T’s shareholders for consideration. SunTrust and GB&T have filed a Proxy Statement/Prospectus and other relevant documents concerning the Merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS (WHICH WAS FIRST MAILED TO GB&T SHAREHOLDERS ON OR ABOUT MARCH 13, 2008) AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
You may obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free of charge from SunTrust’s website (www.suntrust.com) under the heading “About SunTrust” and then under the heading “Investor Relations” and then under the item “Financial and Regulatory Filings.” You may also obtain these documents, free of charge, from GB&T’s website (www.gbtbancshares.com) under the section “Corporate Info” and then under the item “Corporation Information” and then under the item “Documents.”
Participants in the Merger
SunTrust and GB&T and their respective directors and executive officers may be deemed participants in the solicitation of proxies from GB&T’s shareholders in connection with the Merger. Information regarding such persons and a description of their interest in the Merger is contained in the Proxy Statement/Prospectus. You can find information about SunTrust’s executive officers and directors in its definitive proxy statement filed with the SEC on February 29, 2008. You can find information about GB&T’s executive officers and directors in its definitive proxy statement filed with the SEC on April 18, 2007. You can obtain free copies of these documents from the websites of SunTrust, GB&T or the SEC.
Important Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements are often preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “initiatives,” “potentially,” “probably,” “projects,” “outlook,” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These forward-looking statements include statements regarding expected integration processes following the Merger. The forward-looking statements have been made pursuant to the provisions of, and in reliance on the safe harbor under, the Private Securities Litigation Reform Act of 1995.
Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the statements in the sections entitled “Risk Factors Relating to the Merger” and “Forward-Looking Statements” found in SunTrust’s Registration Statement on Form S-4, declared effective on March 12, 2008 (File No. 333-147874) and other risks detailed from time to time in SunTrust’s 2007 Annual Report on Form 10-K, in SunTrust’s Quarterly Reports on Form 10-Q, and in SunTrust’s Current Reports on Form 8-K filed with the SEC and available at the SEC’s internet site (www.sec.gov). The forward-looking statements in this news release speak as of the date hereof, and SunTrust does not intend to update the statements made herein or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.